FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 12, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 12, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer receives final analysis of drillhole TAR-013 from Taricori Gold Zone, Cordillera Del Condor project, northwest Peru, provides clarificatio of drill perit and outlines exploration plans.

Item 5.	Full Description of Material Change

The Issuer provides clarification on Minera Afrodita’s drill permit - the permit is in good standing and drilling is scheduled to recommence in due course.  The drill program will focus on defining and expanding the extensions of the Taricori high-grade gold mineralization to the east and at depth.  The Issuer has a right to acquire 100% of Minera Afrodita.

The Issuer has also received from Minera Afrodita the final analysis for drill hole TAR-013 from Minera Afrodita – results are as follows:  38.93 metres grading 7.05 g/t gold and 48.4 g/t silver, including 7.37 metres grading 33.48 g/t gold and 153.8 g/t silver.

Outside of Taricori, the 2010 work program will focus on drill testing the Lucero bulk tonnage gold-copper target, contingent on receipt of drill permits – Lucero is interpreted to be related to gold-rich porphyry mineralization.  Mapping and drill target definition of the approximately 29km2 Cobrecon copper-gold porphyry target is in progress.  Additional airborne geophysics is planned as part of a larger program to screen 650 square kilometres of permissive prospective terrain, which as yet remains unexplored.

FINAL TAR-013 DRILL RESULTS

Drillhole TAR-013 was drilled in a north-westerly direction (Figures 1 & 2) and was designed to test the intersection between a northeast-trending mineralized trend and an east-west structural - lithological contact.  Core angles within the intersection are variable, reflecting the complex structural nature of the zone, but it is thought that the overall zone is close to true width.

Table 1:  Hole TAR-013 Final Results

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER

TAR-013	Interval 1	13.45 m	52.36 m	38.93 m	7.05 g/t	48.4 g/t
	including	27.37 m	50.14 m	24.14 m	11.10 g/t	67.6 g/t
	including	32.74 m	40.11 m	7.37 m	33.48 g/t	151.9 g/t

*using a cut-off of 0.25 g/t gold and allowing 2.5m of dilution

These final results are not materially different from provisional results previously reported (NR10-08) for drillhole TAR-013.  The intersection of 38.93 metres grading 7.05 g/t gold compares favourably with the provisional grade of 7.12 g/t gold.  This includes 7.37 metres grading 33.48 g/t gold which compares favourably with the provisional grade of 33.78 g/t gold.

The metallic screen assay method reports grade weighted between fine and coarse fractions.  Metallic screen results from drillhole TAR-013 demonstrate that an abundance of the gold occurs in the fine fraction of these samples, and there is good reproducibility as compared to the 50g gravimetric fire assay method, particularly for the highest-grade samples.  The same was previously found when samples for TAR-012 were repeated using the metallic screen method, so it appears that high grade samples at Taricori are repeatable, which is very positive.

       Figure 1:  Taricori Geology

SUMMARY OF TARICORI DRILL RESULTS

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER

TAR 001	Intersection 1	78.0	110.2	32.2m	1.03 g/t	4.3 g/t
	including	89.0	96.0	7.0m	1.94 g/t	3.6 g/t
	and	103.52	106.8	3.28m	2.29 g/t	2.8 g/t

TAR 002	Intersection 1	28.7	36.7	8.0m	0.70 g/t	3.0 g/t

	Intersection 2	316	328	12.0m	4.58 g/t	2.1 g/t
	including	316	320	4.0m	12.81 g/t	3.7 g/t

TAR 003	Intersection 1	35.0	49.0	14.0m	0.93 g/t	6.6 g/t
	including	35.0	39.0	4.0m	2.22 g/t	11.5 g/t

	Intersection 2	81.0	94.0	13.0m	1.36 g/t	9.2 g/t
	including	90.0	92.2	2.2	3.48 g/t	35.3 g/t

TAR 004	Intersection 1	38.0	52.0	14.0m	0.92 g/t	1.7 g/t

	Intersection 2	79.3	83.3	4.0m	1.61 g/t	9.8 g/t

	Intersection 3	148.45	150.0	1.55m	1.81 g/t	14.7 g/t

TAR 005	Intersection 1	39.0	45.0	6.0	0.59 g/t	8.2 g/t

	Intersection 2	152.4	156.45	4.05m	0.78 g/t	13.9 g/t

TAR 006	Intersection 1	24.0	62.1	38.1m	0.51 g/t	4.7 g/t

	Intersection 2	69.95	75.0	5.05m	0.73 g/t	3.0 g/t

	Intersection 3	126.77	154.0	27.23	0.75 g/t	10.4 g/t

TAR 007	Intersection 1	42.8	44.25	1.45m	4.59 g/t	37.9 g/t

	Intersection 2	45.2	61.58	16.38m	1.89 g/t	57.9 g/t
	including	45.2	48.0	2.8m	3.49 g/t	126.3 g/t
	and	50.25	54.6	4.35m	3.12 g/t	88.8 g/t

TAR 008	Intersection 1	65.0	67.75	2.75m	2.78 g/t	47.9 g/t

	Intersection 2	87.68	96.37	8.69m	3.29 g/t	61.0 g/t
	and	93.97	96.37	2.40m	8.42 g/t	187.7 g/t

TAR 009	Intersection 1	4.8	8.5	3.7m	1.45 g/t	3.7 g/t

	Intersection 2	43.5	49.5	6.0m	1.46 g/t	6.9 g/t

TAR 011	Intersection 1	0	3.0	3.0m	4.95 g/t	5.3 g/t

	Intersection 2	23.56	24.8	2.54m	4.14 g/t	18.4 g/t

	Intersection 3	32.86	33.65	0.79m	8.34 g/t	35.6 g/t

TAR 012	Intersection 1	16	34	18.0m	41.58 g/t	46.9 g/t
	including	20	34	14.0m	53.37 g/t	59.6 g/t
	and	22.0	23.22	1.22m	602.98 g/t	574.94 g/t

	Intersection 2	49.3	72.0	22.70m	2.96 g/t	16.2 g/t
	including	64.96	72.0	7.04m	7.4 g/t	22.7 g/t
	and	64.96	65.91	0.95m	32.39 g/t	88.7 g/t

TAR 013	Intersection 1	13.45m	52.36m	38.93m	7.05 g/t	48.4 g/t
	including	27.37m	50.14m	24.14m	11.10 g/t	67.6 g/t
	including	32.74m	40.11m	7.37m	33.48 g/t	151.9 g/t

A total of 13 drillholes have been completed from three drill platforms, testing 250 metres east-west and approximately 100 metres vertically.  Significant intersections to date are summarized below in Table 2 and drillhole locations are outlined in Figures 1 and 2.

 Figure 2:  Taricori Drill Section

Cordillera Del Condor Background

The Cordillera Del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical small-scale but high-grade, gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

April 1, 2010